SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 14D-9
                               (Amendment No. 1)
     Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of
                      the Securities Exchange Act of 1934

                    BALCOR/COLONIAL STORAGE INCOME FUND-86
                           (Name of Subject Company)

                    BALCOR/COLONIAL STORAGE INCOME FUND-86
                     (Name of Person(s) Filing Statement)

                         Limited Partnership Interests
                        (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

               THOMAS E. MEADOR                  JAMES R. PRUETT
                   CHAIRMAN                         PRESIDENT
              The Balcor Company            Colonial Storage 86, Inc.
        Bannockburn Lake Office Plaza      4381 Green Oaks Blvd.  West
        2355 Waukegan Road, Suite A200              Suite 100
         Bannockburn, Illinois  60015        Arlington, Texas  76016
                (847)267-1600                     (817)561-0100

  (Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                   Copy To:
                               Herbert S. Wander
                               Lawrence D. Levin
                             Katten Muchin & Zavis
                                  Suite 1600
                            525 West Monroe Street
                         Chicago, Illinois  60661-3693
                                 (312)902-5654
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                       Amendment No. 1 to Schedule 14D-9


     This Amendment No. 1 to Schedule 14D-9 amends the Schedule 14D-9 (the "Schedule 14D-9") filed by Balcor/Colonial Storage Income Fund-86, an Illinois limited partnership (the "Partnership"), with the Securities and Exchange commission on April 26, 1996. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the
Schedule 14D-9.

Item 9.   Materials to be Filed as Exhibits

          Item 9 is hereby amended to include the following exhibit:

          "(a)(2) Schedule 14A Definitive Proxy Statement, as filed with the Securities and Exchange Commission and mailed to Limited Partners on April 29, 1996."


     Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 2, 1996           BALCOR/COLONIAL STORAGE INCOME FUND-86

                         By:  Balcor Storage Partners-86, a general
                              partner

                         By:  The Balcor Company, a partner


                         By:  /s/ THOMAS E. MEADOR
                              ------------------------------------
                              Thomas E. Meador, Chairman


                         By:  Colonial Storage 86, Inc., a general
                              partner

                         By:  /s/ JAMES R. PRUETT
                              ------------------------------------
                              James R. Pruett, President
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